Exhibit 99.9

December 2, 2005	Dow Jones WebReprint Service®

Sovereign Scales Back Embattled Director’s Duties

By David Enrich
DOW JONES NEWSWIRES

NEW YORK—Sovereign Bancorp Inc. (SOV) has quietly stripped one of its embattled directors of his positions on three key board committees.

The director, Cameron C. Troilo Sr., has been removed from Sovereign’s compensation committee, which he had chaired, as well as the board’s nominating and ethics and corporate governance panels. New York Stock Exchange rules require that compensation and governance committees be staffed entirely by independent directors.

Notice of Troilo’s scaled-back committee assignments—which are described in a document posted Nov. 15 on Sovereign’s Web site—comes as Sovereign tries to fend off an aggressive campaign led by Sovereign’s largest shareholder, Relational Investors LLC. The San Diego money-management firm, which is trying to unseat Troilo and another director at Sovereign’s annual meeting next year, argues that Troilo’s real-estate and other dealings with Sovereign mean he isn’t independent.

In addition to criticizing Sovereign’s governance, Relational and other investors have been trying to derail a controversial deal in which Sovereign is selling a stake in itself to Spain’s Banco Santander Central Hispano SA (STD) and using the proceeds to help buy New York’s Independence Community Bank Corp. (ICBC). The NYSE last month allowed Sovereign to proceed without a shareholder vote, but only after requiring amendments that reduced Santander’s say over chief executive and board nominees.

Sovereign says it removed Troilo from the committees in August. But the company hasn’t made any public mention of the changes, and the document on Sovereign’s Web site describing the new committee assignments was created Nov. 14, just as the dissident shareholders’ campaign was gaining steam.

The revamped assignments leave Troilo sitting on three less-influential committees, none of which must be staffed by independent directors. Troilo now has fewer committee seats than four of Sovereign’s other five nonmanagement directors, and he’s the only one who isn’t sitting on at least one of the board’s entirely independent panels.

Relational argues Troilo’s scaled-back duties amount to an acknowledgment by Sovereign that he falls short of the NYSE’s independence guidelines.

“They have conceded that he’s not independent,” said Relational principal Ralph Whitworth. “It’s not a coincidence.”

Troilo couldn’t be reached for comment. A Sovereign spokesman defended Troilo’s independence, but wouldn’t say why his committee duties were reduced.

“The company is highly confident that Mr. Troilo meets the New York Stock Exchange definition of independence,” the spokesman said. “Based on our discussions with the New York Stock Exchange and others, nothing has come to our attention that would alter that belief.”

The spokesman accused Relational of trying to “distort facts in an effort to discredit Sovereign, its management and its board for Relational’s own short-term interest.”

A spokesman for the NYSE declined to comment.

Regardless of whether Troilo meets the Big Board’s independence threshold, some influential outside groups have tougher standards, especially for directors who sit on key committees.

Indeed, by taking Troilo off the committees, Sovereign may have been hoping to fend off an embarrassing downgrade of its corporate-governance rating.

Institutional Shareholder Services, the proxy-advisory firm, is reviewing Sovereign’s currently strong governance rating in light of recent disclosures about Troilo and other directors’ dealings with the company. ISS, like the NYSE, requires directors on audit, compensation, governance and nominating committees to meet higher standards for independence than directors who sit on lesser committees.

On Friday, representatives of ISS spoke with Sovereign officials and asked them to provide “additional clarification” of some of the company’s public disclosures, said ISS spokeswoman Sarah Cohn. The group is waiting for Sovereign’s response before deciding whether Troilo and other directors meet ISS’s standards for director independence.

Governance concerns have been a central element in Relational’s effort to oust Troilo and his colleague, Daniel K. Rothermel. In particular, Relational has been pointing to financial and other links between Sovereign and its directors as evidence that they aren’t sufficiently independent to serve as aggressive guardians of shareholder interests.

In one case cited by Relational, Troilo in 1999 used a loan from Sovereign to buy an office building from the company, even though another bidder had offered to pay more for the property. Troilo now leases space in that building back to Sovereign.

Governance watchdogs said the transaction was inappropriate and called into question Troilo’s independence, a characterization that Sovereign disputed.

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